Mail Stop 3561

December 5, 2006

Mr. Harvey L. Wagner
Vice President, Controller, and Chief Accounting Officer
FirstEnergy Corporation
76 South Main Street
Akron, Ohio 44308

> **Re: FirstEnergy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2006, June 30, 2006 and September 30, 2006**
> **File No. 333-21011**

Dear Mr. Wagner:

       We reviewed your response to our prior comment on the above referenced filings
as set forth in your letter dated November 6, 2006. Our review resulted in the following
additional comment.

Form 10-K for Fiscal Year Ended December 31, 2005

Exhibit 13

Management's Discussion and Analysis of Results of Operations and Financial
Condition, page 4

Executive Summary, page 4

1.   We have reviewed your response to comment 1 in our letter dated October 23,
       2006. Please be advised that *using* a non-GAAP measure requires substantive
       economic consequences such as allocating resources, determining compensation
       incentives or other management action that result in the use of cash or other assets
       based on the information conveyed by the non-GAAP measure. In this regard,
       please explain to us in greater detail how you *use* both "earnings before unusual
       items" and "cash earnings." You may want to provide specific examples. In

particular, we are interested to understand how you use such measures "as budgetary controls" and how "earnings before unusual items" "influences resource allocation issues." Specifically tell us whether these measures are used in setting budgets or give us an example of how use of the measure affects resource allocation. Furthermore, we do not concur that disclosing the differences in the non-GAAP measure compensates for the limitation since removal of the non-GAAP statistic would accomplish the same result. You may want to revise your discussion or eliminate presenting non-GAAP measures. Furthermore, there is no proposed discussion of the "cash earnings" measure. Please note that Question 8 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" applies to all non-GAAP performance measures that exclude any *recurring* items such as deprecation and amortization. As your non-GAAP performance measure "cash earnings" excludes recurring items, you should provide disclosure which fully discusses each bullet point of Question 8, regardless of whether the excluded items are identified as unusual or otherwise. Please show us how your revised disclosure will read in future filings.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant